Exhibit 3.2

Note: this is a translation into English of the official Dutch version of a deed of amendment to the articles of association of a private company with limited liability under Dutch law. Definitions included in article 1 below appear in the English alphabetical order, but will appear in the Dutch alphabetical order in the official Dutch version. In the event of a conflict between the English and Dutch texts, the Dutch text shall prevail.

DEED OF AMENDMENT TO THE ARTICLES OF ASSOCIATION OF

PHARVARIS B.V.

On this, the fifth day of November two thousand and twenty, appeared before me, Florine Cornelie Kuipéri, candidate civil law notary, hereinafter referred to as: “civil law notary”, acting as deputy of Wijnand Hendrik Bossenbroek, civil law notary in Amsterdam:

Esther Helena Maria Schreiber, employed at the offices of me, civil law notary, located at 1082 PR Amsterdam, the Netherlands, Beethovenstraat 400, born in Haarlemmermeer, the Netherlands, on the twenty-fourth day of November nineteen hundred and ninety.

The person appearing before me declared that the general meeting of Pharvaris B.V., a private company with limited liability under Dutch law, having its corporate seat at Leiden (address: J.H. Oortweg 21, 2333 CH Leiden, trade register number: 64239411) (the “Company”), by a written resolution (the “Written Resolution”) dated the third day of November two thousand and twenty, decided, among other things, to amend the Company’s articles of association (the “Articles of Association”) in their entirety.

A copy of the Written Resolution will be attached to this Deed as an annex.

The Articles of Association were most recently amended by a deed executed on the first day of August two thousand and nineteen before a deputy of Wijnand Hendrik Bossenbroek, civil law notary at Amsterdam.

In order to carry out the abovementioned decision to amend the Articles of Association, the person appearing declared to hereby amend the Articles of Association in their entirety, as set out below:

ARTICLES OF ASSOCIATION

DEFINITIONS AND INTERPRETATION

Article 1

1.1	In these articles of association the following definitions shall apply:

Article	an article of these articles of association.

Articles of Association	the Company’s articles of association.

Board	the board of directors of the Company.

Class A Meeting	Class Meeting with respect to Shares A.

Class B Meeting	Class Meeting with respect to Shares B.

Class C Meeting	Class Meeting with respect to Shares C.

Class Meeting	the body formed by the holders of (and others having Meeting rights with respect to) a specific class of shares or of shares with (a) specific designation(s), or a meeting of those Persons with Meeting Rights.

Class Meeting Preferred Shares	Class Meeting with respect to Preferred Shares.

Company	the legal entity to which these articles of association relate.

DCC	the Dutch Civil Code (Burgerlijk Wetboek).

Directors A	the Director A1 and the Director A2, collectively.

Directors B	the Director B1 and the Director B2, collectively.

General Meeting	the body formed by Persons with Meeting Rights, or a meeting of Persons with Meeting Rights.

Group Company	a legal entity or partnership with which the Company forms an economic and organisational unit.

Indemnified Officer	a current or former executive director or non-executive director and such other current or former officer or employee of the Company or its Group Companies as designated by the Board.

Investor Majority	the majority of the issued and outstanding Preferred Shares.

Major Holder	any holder of at least five hundred thousand (500,000) Preferred Shares, provided that the holder of Shares B numbered B-1,137,650 up to and including B-1,921,979 and the holder of Shares B numbered B-1,921,980 up to and including B-2,002,263 will jointly be deemed a Major Holder, as long as they together hold at least five hundred thousand (500,000) Preferred Shares.

Major Series C Holder	means each of the holder of the Share C numbered C-2,184,856 and the holder of the Share C numbered C-3,605,011.

Major Series B Holder	means each of the holder of the Share B numbered B-1, the holder of the Share B numbered B-1,137,650, the holder of the Share B numbered B-1,921,980 and the holder of the Share B numbered B-2,002,264.

Meeting Rights	the right to attend and address a General Meeting, whether in person or represented by the holder of a written proxy.

Ordinary Share	an ordinary share in the Company’s capital.

Ordinary Shares Meeting	Class Meeting with respect to Ordinary Shares.

Person with Meeting Rights	a Shareholder, a usufructuary (vruchtgebruiker) with voting rights and/or Meeting Rights, or a pledgee with voting rights and/or Meeting Rights.

Preferred Shares	the Shares A, Shares B and Shares C collectively.

Qualified IPO	a firm commitment underwritten initial public offering of the Ordinary Shares on (a) the Nasdaq Stock Market LLC or (b) a regulated market or multilateral trading facility as referred to in Section 1:1 of the Dutch Financial

Supervision Act (Wet op het financieel toezicht) or on a system comparable to a regulated market or multilateral trading facility in a State that is not a Member State of the European Union, including any national securities exchange registered under the American Securities Exchange Act, with gross proceeds to the Company of not less than fifty million United States Dollar (USD 50,000,000) (before deduction of underwriters commissions and expenses).

Series B Investor Majority	the majority of the issued and outstanding Shares B.

Series C Investor Majority	the majority of the issued and outstanding Shares C.

Share A	a convertible preferred share A in the Company’s capital.

Share B	a convertible preferred share B in the Company’s capital.

Share B2	any Share B, indicated with number B-3,003,392 up to and including B-7,650,147.

Share C	a convertible preferred share C in the Company’s capital.

Shareholder	a holder of shares in the capital of the Company.

Shareholders’ Agreement	the shareholders agreement (with schedules) between inter alia the Company and its Shareholders dated the fifth day of November two thousand and twenty, as amended from time to time.

Simple Majority	more than fifty percent (50%) of the votes cast.

SPAC Deal	the consummation of a combination transaction with a special purpose acquisition vehicle that has raised a blind pool of capital of at least fifty million United States Dollar (USD 50,000,000) through an initial public offering to which the combined company’s securities are (indirect) exchange listed and publicly traded.

Subsidiary	a legal entity in whose general meeting the Company or one or more of its subsidiaries can, whether by virtue of an agreement with other persons with voting rights or otherwise and whether acting alone or together, exercise more than fifty percent (50%) of the voting rights, and any other legal entities and partnerships that are designated as such by the DCC.

1.2	Terms that are defined in the singular shall have the corresponding meaning in the plural and vice versa.

1.3	The term “written” or “in writing” shall also include the use of electronic means of communication.

1.4	Words denoting one gender shall include the other gender.

NAME AND SEAT

Article 2

2.1	The name of the Company is Pharvaris B.V.

2.2	It has its corporate seat at Leiden.

OBJECTS

Article 3

The objects of the Company are:

a.	to discover, develop and commercialize treatments of hereditary angioedema;

b.

to engage, in any way whatsoever, in trading activities (retail and wholesale), the import, export, purchase, sale and distribution of products, including, but not limited to, pharmaceutical products, and other related (raw material) products and to render operational and supporting services to its Group Companies in connection herewith;

c.	to develop and trade in patents, trademarks, licenses, knowhow, copyrights, data base rights and other intellectual property rights;

d.	to participate in, finance or hold any other interest in, or to conduct the management of, other legal entities, partnerships or enterprises;

e.

to furnish guarantees, provide security, warrant performance or in any other way assume liability, whether jointly and severally or otherwise, for or in respect of obligations of Group Companies or other parties; and

f.	to do anything which, in the widest sense of the words, is connected with or may be conducive to the attainment of these objects.

SHARES - QUALITY REQUIREMENT

Article 4

4.1	Subject to the provision of Article 4.2, a Shareholder can only be a (legal) person who is a party to the Shareholders’ Agreement.

4.2

A (legal) person may be granted an exemption from the quality requirement, as mentioned in Article 4.1, by means of a resolution of the General Meeting with the affirmative vote of the Investor Majority.

4.3

For as long as a Shareholder has not complied with the quality requirement as mentioned in Article 4.1, its voting rights, Meeting Rights and rights to participate in distributions on shares are suspended. If a Shareholder is barred from exercising one or more of the rights mentioned in the preceding sentence, the suspension shall terminate if, within three months after a request to this effect by the respective Shareholder, the Company has not designated prospective purchasers to whom it can transfer all of its shares in accordance with the provisions of Article 14.

4.4

If and for as long as the Shareholders’ Agreement continues in full force, Shareholders and directors shall exercise their rights as a Shareholder or a director (as the case may be) under the law and/or these Articles of Association in such a way that the provisions of the Shareholders’ Agreement and these articles of association are being observed and complied with to the fullest extent permitted by law.

4.5	In case of discrepancies between the Shareholders’ Agreement and these Articles of Association, the Shareholders’ Agreement shall prevail to the fullest extent permitted by law.

SHARES - CAPITAL

Article 5

5.1	The capital of the Company is divided into:

a.	Shares A;

b.	Shares B;

c.	Shares C; and

d.	Ordinary Shares.
5.2	The Shares A, Shares B and Shares C and Ordinary Shares are different classes of shares.

The Share A numbered A-1, the Share A numbered A-2,796,188, the Share B numbered B-1, the Share B numbered B-1,137,650, the Share B numbered B-1,921,980, the Share B numbered B-2,002,264, the Ordinary Share numbered 1, the Ordinary Share numbered 1,000,001, the Ordinary Share numbered 2,000,001, the Ordinary Share numbered 3,600,001, the Ordinary Share numbered 4,100,001 and the Ordinary Share numbered 4,600,001 are shares with a specific designation.

5.3	The nominal value of each share shall be one eurocent (EUR 0. 01).

5.4

The shares shall be registered shares and shall be numbered consecutively, starting from 1. All Shares A shall be indicated with “A”. All Shares B shall be indicated with “B”. All Shares C shall be indicated with “C”. The Ordinary Shares will not have an indication.

5.5	At least one share must be held by a party other than, and not on behalf of, the Company or any of its Subsidiaries.

5.6

References in these Articles of Association to shares or Shareholders without further specification shall be understood to refer to Shares A, Shares B, Shares C and Ordinary Shares and the holders thereof, respectively.

SHARES - CONVERSION

Article 6

6.1

Subject to and in accordance with the relevant provisions of this Article 6 and without prejudice to any contractual arrangements under the Shareholders’ Agreement, Preferred Shares are convertible in Ordinary Shares with one (1) Share A, being convertible into one (1) Ordinary Share, one (1) Share B being convertible into one (1) Ordinary Share and one (1) Share C being convertible into one (1) Ordinary Share.

6.2

The Board shall, upon request of a holder of Shares A, Shares B or Shares C, resolve to convert all or part of his Shares A, Shares B or Shares C in an equal number of Ordinary Shares. The Board shall update the register as referred to in Article 7 below to reflect the conversion.

6.3

A request as referred to in Article 6.2 shall be made to the Board in writing and shall specify the Shares A, Shares B or Shares C to which the request relates. The conversion shall take effect per the moment indicated in the Board resolution referred to in Article 6.2.

6.4

The Preferred Shares shall automatically convert in case the Class Meeting Preferred Shares, with (i) the affirmative vote of the Investor Majority, (ii), the affirmative vote of the Series B Investor Majority, which shall include at least one Major Series B Holder and (iii) the affirmative vote of the Series C Investor Majority, which shall include at least one Major Series C Holder, resolves to convert all Preference Shares into a number of

Ordinary Shares at the then applicable exchange rate as calculated by the Board. The conversion shall take effect from the moment or the occurrence of an event indicated in the respective resolution of the Class Meeting Preferred Shares.

6.5

Furthermore, the Preferred Shares shall automatically convert into a number of Ordinary Shares at the then applicable exchange rate as calculated by the Board in case of (i) a Qualified IPO or (ii) a SPAC Deal, both at such time as indicated by the General Meeting in the resolution in which it approves the Qualified IPO or the SPAC Deal, with the affirmative vote of the Investor Majority.

6.6

In case of a conversion of Shares A, Shares B or Shares C into Ordinary Shares, a pro rata part of the share premium reserve and dividend reserve attached to such Shares A, Shares B and Shares C, respectively, shall be allocated to the share premium reserve and dividend reserve attached to the Ordinary Shares.

SHARES - REGISTER

Article 7

7.1	The Board shall keep a register setting out the names and addresses of all Shareholders, usufructuaries and pledgees.

7.2

Shareholders and others whose particulars must be set out in the register shall provide the Board with the necessary particulars in a timely manner. Any consequences of a failure to notify such particulars or to notify the correct particulars in a timely manner shall be borne by the relevant person.

7.3	All notifications and notices convening meetings shall be sent to Persons with Meeting Rights at the addresses set out in the register.

7.4	Section 2:194 DCC shall be applicable in respect of the register.

SHARES - ISSUE

Article 8

8.1

Shares may only be issued by the Company pursuant to a resolution of the General Meeting with the affirmative vote of the Investor Majority, provided that the issuance of Shares C requires the affirmative vote of the Series C Investor Majority (including the affirmative vote of at least one Major Series C Holder) and that the issuance of Shares B requires the affirmative vote of the Series B Investor Majority (including the affirmative vote of at least one Major Series B Holder). The General Meeting with the affirmative vote of the Investor Majority may transfer its powers in this connection to another body, and it may revoke such a transfer, provided that the transfer of these powers in relation to the issuance of Shares C and Shares B requires the affirmative vote of the Series C Investor Majority (including the affirmative vote of at least one Major Series C Holder) and the Series B Investor Majority (including the affirmative vote of at least one Major Series B Holder), respectively.

8.2	Article 8.1 shall apply mutatis mutandis where rights to subscribe for shares are granted, but shall not apply where shares are issued to a person exercising an existing right to subscribe for shares.

8.3	The Company may not subscribe for shares in its own capital.

SHARES - PRE-EMPTION RIGHTS

Article 9

9.1

Without prejudice to any contractual arrangements in the Shareholders’ Agreement, in the event of an issue of shares, only the Major Holders shall have a pre-emption right in proportion to the aggregate nominal value of their shares at the time the relevant resolution to issue shares is adopted. Shareholders shall not have pre-emption rights in respect of shares issued to employees of the Company or of a Group Company.

9.2

Pre-emption rights may, in relation to any particular issue, be limited or excluded by a resolution passed by the body entitled to decide on the issue. If the General Meeting is the entitled body to decide on the issue, the resolution of the General Meeting to exclude the pre-emption rights requires the affirmative vote of the Investor Majority (which Investor Majority shall include at least one Major Series B Holder and at least one Major Series C Holder).

9.3	The Company shall announce an issue with pre-emption rights and the period in which such rights can be exercised by sending a written notice to all Shareholders at the addresses given by them.

9.4	The pre-emption rights may be exercised for a period of not less than four (4) weeks after the date on which the notice was sent.

9.5

The preceding provisions of this Article 9 shall apply mutatis mutandis where rights to subscribe for shares are granted, but shall not apply where shares are issued to a person exercising an existing right to subscribe for shares. This Article 9 is without prejudice to any contractual arrangements in the Shareholders’ Agreement.

SHARES - PAYMENT

Article 10

10.1

The full nominal value of each share shall be paid up upon subscription for that share. It may be stipulated that all or part of the nominal value need not be paid up until after a certain period of time or until the Company has called for payment.

10.2	Shares shall be paid up in cash, except to the extent that payment by means of a contribution in another form has been agreed.

10.3

Payment in a currency other than that in which the nominal value of the shares is denominated is only permitted with the Company’s consent. Where such a payment is made, the payment obligation in respect of the relevant shares is discharged to the extent of the sum, in the currency in which the nominal value of the shares is denominated, into which the payment can be freely converted, applying the exchange rate in effect on the date of the payment.

10.4	The Board may perform juristic acts (rechtshandelingen) in respect of non-cash contributions for shares without the prior approval of the General Meeting.

SHARES - OWN SHARES

Article 11

11.1

The acquisition by the Company of shares in its own capital shall be decided on by the Board, subject to the approval of the General Meeting, whereby the General Meeting’s resolution approving the acquisition will need to include the affirmative vote of the Investor Majority. The acquisition by the Company of shares in its own capital which have not been fully paid up shall be null and void.

11.2

Except where it acquires such shares for no consideration, the Company may not acquire fully paid-up shares in its own capital if the shareholders’ equity less the acquisition price is less than the reserves which must be maintained by law, or if the Board knows or should reasonably foresee that, following the acquisition, the Company will be unable to continue paying its due and payable debts.

11.3	The preceding provisions of this Article 11 shall not be applicable to shares acquired by the Company by universal succession (onder algemene titel).

11.4	The term shares in the preceding provisions of this Article 11 shall include depositary receipts issued therefor.

11.5	Article 14 below shall be applicable to the disposal by the Company of shares that it holds in its own capital.

SHARES - REDUCTION OF ISSUED CAPITAL

Article 12

12.1

A reduction of the Company’s issued capital by cancelling shares or by reducing the nominal value of the shares through an amendment to the articles of association shall require a resolution to that effect passed by the General Meeting with the affirmative vote of the Investor Majority. The resolution must specify the shares to which the resolution relates and provide for the implementation of the resolution.

12.2

A resolution to cancel shares may only relate to shares held by the Company itself or in respect of which the Company holds the depositary receipts, or to all shares of a class. In all other cases, such a resolution shall require the consent of the relevant Shareholders.

12.3

In case of cancellation of all shares of a class, an amount comprised of the following amounts shall be paid simultaneously with the pro rata repayment of the nominal value of the respective shares to the holders thereof:

a.	the balance of the share premium reserve attached to the relevant class of shares; and

b.	the amount of dividend, which has accrued to the relevant shares in accordance with Article 28, but has not yet been paid to the holders of such shares.

12.4

A reduction of the nominal value of shares without repayment and without a release from the obligation to pay up the shares must be effected in respect of all shares on a proportional basis. The requirement of proportionality may be waived with the consent of all the relevant Shareholders.

12.5

A repayment or a release from the obligation to pay up shares as referred to in this Article 12 is only permitted to the extent that the shareholders’ equity exceeds the reserves which must be maintained by law.

12.6

Where a resolution to reduce the Company’s issued capital entails a repayment, such a resolution shall not take effect as long as the Board has not given its approval. The Board may only withhold such approval if it knows or should reasonably foresee that, following the repayment, the Company will be unable to continue paying its due and payable debts.

12.7

The notice convening a meeting at which a resolution as referred to in this Article 12 is to be passed shall state the purpose of the reduction of the Company’s capital and the manner of implementation.

SHARES - TRANSFER

Article 13

13.1

The issue or transfer of a share or the creation of a limited right (beperkt recht) in respect of a share shall require a deed to that effect executed before a civil law notary practising in the Netherlands and to which the persons involved are parties.

13.2

The transfer of a share or the creation of a limited right in respect thereof in accordance with Article 13.1 shall also, by operation of law, have effect vis-à-vis the Company. Unless the Company itself is a party to the transaction, the rights attached to the relevant share may not be exercised until the Company has acknowledged the transaction or been served with the deed.

SHARES - TRANSFER RESTRICTIONS

Article 14

14.1	The transferability of Shares A, Shares B and Shares C is not subject to any restrictions.

14.2

The transfer of Ordinary Shares shall – in all cases and without exception – require the approval of the Board including the affirmative vote of a majority of the Directors A and Directors B collectively, with the affirmative vote of at least one Director B.

14.3	The transfer must take place within three months after the Board’s approval has been granted or is deemed to have been granted.

14.4	The Board’s approval will be deemed to have been granted:

a.	if no decision has been taken within one month of a request to that effect; or

b.

if the decision in which the approval is denied does not contain the name(s) of one or more potential acquirers who are willing to purchase, in cash, the shares to which the request for approval related.

14.5

If the requesting party accepts the potential acquirer(s) referred to in Article 14.4(b), and the parties are unable, within two months after the acceptance, to agree on the price to be paid for the share(s), the price shall be determined by one or more independent experts to be designated by the requesting party and potential acquirer(s) by mutual agreement. If the parties have failed to reach agreement on the appointment of the expert(s) within one month of the end of the period referred to in the preceding sentence, any of the parties may apply to the president of the district court in whose district the Company has its corporate seat for the appointment of three independent experts.

14.6

Potential acquirers shall be free to withdraw at any time, provided they do so within fourteen days of being notified of the outcome of the price determination referred to in Article 14.5. If, following one or more such withdrawals, not all the shares are sold:

a.	because all of the potential acquirers have withdrawn; or

b.

in the event that some of the potential acquirers have withdrawn, because the others have not, within six weeks of the notification referred to above, declared their willingness to acquire the shares that have become available, in accordance with the allocation criteria indicated by the Board, the requesting party shall be free to transfer all of the shares to which the request for approval related, provided the transfer takes place within three months after the above has been established.

14.7

The requesting party shall have the right to withdraw at any time, provided he does so within one month of being definitively informed of the identity of the potential acquirers to whom he can sell the shares to which the request for approval related, and of the selling price.

14.8	The Company may only be a potential acquirer under the provisions of Article 14 with the consent of the requesting party.

14.9	This Article 14 is not applicable to the acquisition by the Company of shares in its own capital in accordance with Article 11.

SHARES - USUFRUCT AND PLEDGE

Article 15

15.1	The voting rights attached to shares which are subject to a usufruct or pledge shall be vested in the relevant Shareholder.

15.2

Notwithstanding Article 15.1 and subject to what is provided in, respectively, Section 2:197 DCC and Section 2:198 DCC, a usufructuary or pledgee shall have voting rights if this has been stipulated when the relevant limited right was created or if this has been agreed at a subsequent time.

15.3

Usufructuaries and pledgees without voting rights shall not have Meeting Rights, unless the contrary is stipulated upon the creation or transfer of the relevant usufruct or, respectively, the creation or transmission (overgang) of the relevant pledge and this is approved by the General Meeting.

BOARD - APPOINTMENT, SUSPENSION AND REMOVAL

Article 16

16.1

The Company shall have a Board composed of one (1) or more executive directors and at most seven (7) non-executive directors. Only natural persons may be non-executive directors. The General Meeting may resolve to increase or decrease the size of the Board with the affirmative vote of the Investor Majority, provided that such increase or decrease will not affect the provisions laid down in Article 16.3.

16.2	The General Meeting shall appoint the executive directors.

16.3	Non-executive directors are appointed as follows:

a.

one (1) non-executive director with the title “Director O1” by the Ordinary Shares Meeting, upon nomination of the Class Meeting formed by the holders of Ordinary Shares numbered 1, 1,000,001, 2,000,001, 3,600,001, 4,100,001 and 4,600,001;

b.

one (1) non-executive director with the title “Director O2” by the Ordinary Shares Meeting, upon nomination of the Class Meeting formed by the holders of Ordinary Shares numbered 1, 1,000,001, 2,000,001, 3,600,001, 4,100,001 and 4,600,001, provided that if the executive director is the holder of one of the Ordinary Shares numbered 1, 1,000,001, 2,000,001, 3,600,001, 4,100,001 and 4,600,001, such nomination right does not apply;

c.	one (1) non-executive director with the title “Director A1” by the Class A Meeting, upon nomination of the Class Meeting formed by the holder of Share A numbered A-1;

d.	one (1) non-executive director with the title “Director A2” by the Class A Meeting, upon nomination of the Class Meeting formed by the holder of Share A numbered A-2,796,188;

e.	one (1) non-executive director with the title “Director B1” by the Class B Meeting, upon nomination of the Class Meeting formed by the holder of Share B numbered B-1;

f.	one (1) non-executive director with the title “Director B2” by the Class B Meeting, upon nomination of the Class Meeting formed by the holder of Share B numbered B-2,002,264; and

g.

one (1) non-executive director with the title “Director D” by the General Meeting, upon a nomination of the Board, which non-executive director D shall be independent of the Shareholders and the Board.

16.4	Each director may at any time be suspended and/or removed by the corporate body empowered to appoint him (in accordance with Article 16.2 and Article 16.3).

16.5	The Board may appoint a chairman from among the directors.

16.6	The General Meeting shall determine the remuneration and other terms of employment of the directors.

16.7

Where one or more directors are no longer in office or are unable to act, the remaining director(s) shall be provisionally charged with the entire management of the Company. Where all directors are no longer in office or are unable to act, the management shall be provisionally conducted by the person designated for that purpose by the General Meeting, with due observance of Article 16.8.

16.8

Where one or more Directors B are no longer in office or unable to act, the Class B Meeting may appoint a temporary Director B. Where one or more Directors A are no longer in office or unable to act, the Class A Meeting may appoint a temporary Director A.

BOARD - DUTIES, ORGANISATION AND DECISION MAKING

Article 17

17.1

The Board is charged with the management of the Company, subject to the restrictions contained in these Articles of Association. In performing their duties, directors shall be guided by the interests of the Company and of the enterprise connected with it.

17.2

A director may not participate in the deliberations and decision making of the Board on a matter in relation to which he has a direct or indirect personal interest which conflicts with the interests of the Company and of the enterprise connected with it. Where as a consequence of such a conflict of interest the Board cannot decide, the relevant decision shall be taken by the General Meeting.

17.3

The Board may draw up rules concerning its internal matters. Such board rules can only by adopted or amended with the approval of the General Meeting, including the affirmative vote of the Investor Majority.

17.4	The directors may allocate their duties amongst themselves by virtue of board rules or otherwise in writing, provided that:

a.	the executive directors shall be charged with the Company’s day-to-day operations;

b.	the supervision of the performance of the duties of the executive directors cannot be taken away from the non-executive directors;

c.	the making of proposals for the appointment of a director and the determination of the remuneration of the executive directors cannot be allocated to the executive directors.

17.5

Decisions of the Board can only be validly adopted in a meeting where at least four (4) directors are present or represented, including (i) an executive director and (ii) two (2) non-executive directors, being one (1) non-executive director appointed by the Class A Meeting or the Class B Meeting and one (1) non-executive director appointed by the Class B Meeting. If the quorum at a Board meeting is not met, a new Board meeting shall be convened promptly with the same agenda with a written notice of not less than seven (7) calendar days to all directors. At such new Board meeting, the Board resolutions shall only require a Simple Majority by the directors who are present or represented, without any quorum requirement.

17.6

Resolutions shall be passed – irrespective of whether this occurs at a meeting or otherwise – by an absolute majority, unless these Articles of Association indicate, or the Board has decided, otherwise. Invalid votes and blank votes shall not be counted as votes cast.

17.7

Resolutions of the Board may, instead of at a meeting, be passed in writing, provided that all directors are familiar with the resolution to be passed and none of them objects to this decision-making process.

BOARD - RESTRICTIONS

Article 18

18.1	The Board shall require the approval of the General Meeting for such resolutions of the Board as the General Meeting shall have specified in a resolution to that effect and notified to the Board.

18.2	Failure to obtain the approval required under Article 18.1 shall not affect the powers of representation of the Board or directors.

18.3	The Board must follow the instructions of the General Meeting, unless these instructions are contrary to the interests of the Company and the enterprise connected with it.

BOARD - REPRESENTATION

Article 19

19.1	The Board is entitled to represent the Company. The Company can furthermore be represented by an executive director acting solely.

19.2

The Board may grant one or more persons a power of attorney to represent the Company and determine the scope of authority of such persons in this regard. The Board may give a person holding a power of attorney such title as it deems appropriate.

INDEMNITY

Article 20

20.1	The Company shall indemnify and hold harmless each of its Indemnified Officers against:

a.	any financial losses or damages incurred by such Indemnified Officer; and

b.	any expense reasonably paid or incurred by such Indemnified Officer in connection with any threatened, pending or completed suit, claim, action or legal proceedings of a civil, criminal, administrative or other nature, formal or informal, in which he becomes involved,

to the extent this relates to his current or former position with the Company and/or a Group Company and in each case to the extent permitted by applicable law.

20.2	No indemnification shall be given to an Indemnified Officer:

a.

if a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that the acts or omissions of such Indemnified Officer that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described in Article 20.1 are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such Indemnified Officer);

b.

to the extent that his financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so);

c.

in relation to proceedings brought by such Indemnified Officer against the Company, except for proceedings brought to enforce indemnification to which he is entitled pursuant to these articles of association, pursuant to an agreement between such Indemnified Officer and the Company which has been approved by the Board or pursuant to insurance taken out by the Company for the benefit of such Indemnified Officer; or

d.	for any financial losses, damages or expenses incurred in connection with a settlement of any proceedings effected without the Company’s prior consent.

20.3	The Board may stipulate additional terms, conditions and restrictions in relation to the indemnification referred to in Article 20.1.

GENERAL MEETINGS – CONVOCATION AND AGENDA

Article 21

21.1	During each financial year at least one General Meeting must be held or at least one resolution passed in accordance with Article 24.1.

21.2	General Meetings shall also be held whenever such a meeting is convened by the Board or one or more directors.

21.3

One or more Shareholders who individually or collectively represent at least one percent (1%) of the issued capital may request the Board in writing to convene a General Meeting, setting out in detail the matters to be discussed. The Board must take the steps necessary to ensure that the General Meeting can be held within four weeks after the request, unless this would conflict with a substantial interest of the Company. In the event that the Board fails to convene the meeting in such a manner that it is held within four weeks of receipt of the request, each of the persons who made the request shall have the right to convene the meeting himself in accordance with the relevant provisions of these articles of association. For the purposes of applying this Article 21.3, other Persons with Meeting Rights shall be equated with Shareholders.

21.4

General Meetings must be held in the place where the Company has its corporate seat as set out in these articles of association, or in Amsterdam or at Schiphol (municipality of Haarlemmermeer). In the event that the General Meeting is held elsewhere, legally valid resolutions may only be passed if all Persons with Meeting Rights have consented to the place of the meeting and the directors have been afforded the opportunity to give their advice prior to the decision-making.

21.5	A General Meeting must be convened by letters sent to Persons with Meeting Rights no later than on the eighth day prior to the day of the meeting.

21.6

A convening notice may, if the Person with Meeting Rights consents thereto, take the form of a legible and reproducible communication sent by electronic means to the address notified by him to the Company for this purpose.

21.7

Any matter whose consideration has been requested in writing by one or more Shareholders who individually or collectively represent at least one percent (1%) of the issued capital shall be included in the convening notice or made known in the same manner, provided that the Company has received the request no later than on the thirtieth day prior to the day of the meeting and that doing so would not conflict with a substantial interest of the Company. For the purposes of applying this Article 21.7, other Persons with Meeting Rights shall be equated with Shareholders.

21.8

Where the rules laid down by law or by these articles of association in relation to the convening of meetings, the drawing up of agendas and the availability for inspection of the list of matters to be discussed, have not been complied with, legally valid resolutions may still be passed provided that all Persons with Meeting Rights have consented to a decision being made on those matters and the directors have been afforded the opportunity to give their advice prior to the decision-making.

GENERAL MEETING - PROCEDURAL RULES

Article 22

22.1

The General Meeting shall be chaired by the chairman of the Board or, where the Board has not appointed a chairman or where the chairman is not present, by the director present at the meeting who is the oldest in age. Where no director is present at the meeting, the General Meeting shall appoint its own chairman.

22.2

The chairman shall appoint one of the persons present as secretary to minute the meeting. He and the secretary shall adopt the minutes and, in evidence thereof, sign them. The minutes shall be entered into a minute book. Where an official report of the meeting is drawn up by a civil law notary, no minutes need be taken and signing of the report by that notary shall suffice.

22.3	Every director and the chairman of the meeting may instruct a civil law notary to draw up a notarial report of the matters dealt with at the meeting at the Company’s expense.

22.4

Every Person with Meeting Rights may be represented at the General Meeting by a person holding a written proxy which is determined to be acceptable by the chairman of the meeting, at the latter’s sole discretion.

22.5	Directors shall, in that capacity, have an advisory vote at General Meetings.

22.6

The Board may decide that each Person with Meeting Rights is entitled, whether in person or represented by a person holding a written proxy, to participate in, address and (where applicable) exercise his voting rights at the General Meeting by electronic means of communication. For the purposes of applying the preceding sentence it must be possible, by electronic means of communication, for the Person with Meeting Rights to be identified, observe in real time the proceedings at the meeting and (where applicable) exercise his voting rights.

22.7	Each Person with Meeting Rights is entitled to participate in the General Meeting through the use of electronic means of communication, with due observance of Section 2:227a DCC.

22.8	The chairman of the meeting shall decide whether persons other than Persons with Meeting Rights may be admitted to the General Meeting.

GENERAL MEETING - DECISION-MAKING

Article 23

23.1	Each share carries the right to cast one vote.

23.2

The Board may decide that votes cast before the General Meeting, but not earlier than on the thirtieth day before that of the meeting, by electronic means of communication shall be equated with those cast at the time of the meeting.

23.3

No vote may be cast at a General Meeting in respect of a share belonging to the Company or a Subsidiary thereof or in respect of a share for which either of them holds depositary receipts. Holders of a usufruct or pledge in respect of shares belonging to the Company or a Subsidiary thereof are not, however, precluded from exercising their right to vote if the usufruct or pledge was created before the relevant share belonged to the Company or Subsidiary. Neither the Company nor a Subsidiary thereof may cast a vote on shares in respect of which it holds a usufruct or a pledge.

23.4

Unless a greater majority is required by law or under these articles of association, all resolutions shall be passed by a Simple Majority, regardless of the number of Shares represented at such meeting.

23.5

The following resolutions can only be adopted by a resolution of the General Meeting, with the affirmative vote of the Investor Majority, which shall include the affirmative vote of at least one Major Series B Holder and the affirmative vote of at least one Major Series C Holder:

a.	to amend the Articles of Association;

b.	to enter into a legal merger or legal demerger;

c.	to convert the Company;

d.	to dissolve the Company; and

e.	to approve the specified Board resolutions that have been made subject to the approval of the General Meeting in accordance with Article 18.1;

23.6	Invalid and blank votes shall not be counted as votes cast.

23.7	Where there is a tie in any vote on an issue not being the election of a person, no resolution shall have been passed.

23.8	Where there is a tie in any vote on the election of a person, a second ballot shall be held. If there is another tie, the matter must be decided by a drawing of lots.

23.9

The determination made by the chairman at the General Meeting with regard to the results of a vote shall be decisive. The same shall apply to the contents of a resolution passed, where there has been a vote about a proposal which has not been put in writing. However, where the accuracy of the chairman’s determination is contested immediately after it has been made, a new vote shall take place if the majority of the General Meeting so requires or, where the original vote did not take place by response to a roll call or in writing, if one person with the right to vote so requires. The legal consequences of the original vote shall become void as a result of the new vote.

23.10

The Board shall keep a record of the resolutions passed. The record shall be available at the Company’s offices for inspection by Persons with Meeting Rights. Each of them shall, upon request, be provided with a copy of or extract from the record, at no more than the cost price.

GENERAL MEETING - RESOLUTIONS WITHOUT HOLDING A MEETING

Article 24

24.1

Shareholders may pass resolutions without holding a meeting provided that all Persons with Meeting Rights have consented to this manner of decision-making, which consent may be given electronically. The votes on such a resolution must be cast in writing.

24.2	The directors must have been afforded the opportunity to give their advice prior to the decision-making referred to in Article 24.1.

CLASS MEETINGS

Article 25

25.1

Class Meetings shall be held in all cases in which a resolution of such meeting is required pursuant to these articles of association, as well as when the Board or one or more directors or one or more holders of shares of that class or designation deem necessary.

25.2	Without any prejudice to the provisions of Article 21, Article 22, Article 24 and Article 25.1, shall as far as possible apply mutatis mutandis to Class Meetings, provided that:

a.	each share of a certain class or designation shall give the right to cast one vote at such Class Meeting;

b.	the provisions of Article 21.1 and Article 22.5 do not apply to Class Meetings; and

c.	Class Meetings can also be convened by a holder of shares of that class or designation.

AUDIT

Article 26

26.1

The General Meeting shall have the right – and, if required by law, be under an obligation – to instruct an auditor as referred to in Section 2:393 DCC to audit the annual accounts drawn up by the Board, to report to the Board and to issue an auditor’s opinion on the truth and fairness of the annual accounts.

26.2	Where the General Meeting fails to instruct an auditor, the Board shall do so.

26.3

The instruction may be revoked at any time by the General Meeting and by the body that granted the instruction; where the instruction has been granted by the Board, it may also be revoked by the Board. The instruction may only be revoked for well-founded reasons; a difference of opinion regarding the reporting or auditing methods shall not constitute such a reason.

FINANCIAL YEAR, ANNUAL ACCOUNTS

Article 27

27.1	The financial year of the Company shall coincide with the calendar year.

27.2

Each year, within five months after the end of the Company’s financial year, unless this period is extended by a maximum of five months by the General Meeting on account of special circumstances, the Board shall prepare annual accounts and deposit them at the Company’s office for inspection by the Shareholders. If the Company is required by law to prepare a board report, the Board shall, within the same period, also deposit the board report for inspection by the Shareholders. The annual accounts shall be signed by all directors. If one or more of their signatures is missing, this fact and the reason therefor shall be stated.

27.3

The Company shall ensure that the annual accounts, the board report and the information to be added pursuant to Section 2:392(1) DCC are available at its offices from the date of the convening notice for the General Meeting at which they are to be discussed. Persons with Meeting Rights are entitled to inspect such documents at the aforementioned location and obtain a copy at no cost.

27.4

The annual accounts shall be adopted by the General Meeting. The signing of the annual accounts as provided for in the first sentence of section 2:210(5) DCC shall not serve as adoption of those accounts.

27.5	The Company shall publish the documents and information referred to in this Article 27 if and to the extent and in the manner required by Sections 2:394 et seq. DCC.

DISTRIBUTIONS ON SHARES

Article 28

28.1	In addition to its other reserves, if any, the Company shall maintain the following reserves:

a.	a share premium reserve A to which only the holders of Shares A shall be entitled pro rata to the total nominal amount of their Shares A;

b.	a share premium reserve B to which only the holders of Shares B shall be entitled pro rata to the total nominal amount of their Shares B; and

c.	a share premium reserve C to which only the holders of Shares C shall be entitled pro rata to the total nominal amount of their Shares C; and

d.	an ordinary share premium reserve to which only the holders of Ordinary Shares shall be entitled pro rata to the total nominal amount of their Ordinary Shares.

28.2

Holders of Shares A shall be entitled to a non-cumulative, non-compounded dividend of eight per cent (8%) per annum of the aggregate subscription price paid on such Shares A (adjusted, as the case may be, for any dividend, share split, combination or other similar recapitalization with respect to such shares) (“Entitlement A”).

28.3

Holders of Shares B shall be entitled to a non-cumulative, non-compounded dividend of eight per cent (8%) per annum of the aggregate subscription price paid on such Shares B (adjusted, as the case may be, for any dividend, share split, combination or other similar recapitalization with respect to such shares) (“Entitlement B”).

28.4

Holders of Shares C shall be entitled to a non-cumulative, non-compounded dividend of eight per cent (8%) per annum of the aggregate subscription price paid on such Shares C (adjusted, as the case may be, for any dividend, share split, combination or other similar recapitalization with respect to such shares) (“Entitlement C”).

28.5

The profits as determined through the adoption of the annual accounts shall be, subject to the approval of the General Meeting with the affirmative vote of the Investor Majority, which shall include the affirmative vote of at least one Major Series B Holder and the affirmative vote of at least one Major Series C Holder, at the disposal of the Board for reservation to the general reserve of the Company or for distribution. The Board may decide to make a distribution, to the extent that the shareholders’ equity exceeds the reserves that must be maintained by law and provided that the Board must refrain from deciding to make a distribution if it knows or should reasonably foresee that, following the distribution, the Company will be unable to continue paying its due and payable debts.

28.6

The Board may decide to make a distribution out of the reserve as referred to in Article 28.1a, Article 28.1b, Article 28.1c and Article 28.1d only with the prior written approval of the Class A Meeting, the Class B Meeting, the Class C Meeting or the Ordinary Shares Meeting, respectively and subject to the second sentence of Article 28.5, and provided that the Board shall not decide to make a distribution out of the ordinary share premium reserve unless and until first, the Series B Liquidation Preference and the Series C Liquidation Preference has been paid to the holders of Shares B and holders of Shares C, respectively, and, secondly, the Series A Liquidation Preference has been paid to the holders of Shares A.

28.7	If the Board decides to distribute profits in accordance with Article 28.5, the Board shall pay the profits available for distribution in the following order:

a.

first, to the extent possible, the Entitlement B and Entitlement C to the holders of Shares B and holders of Shares C, on a pari passu basis, in proportion to the nominal amount of their Shares B or Shares C;

b.	secondly, out of the remaining profits available for distribution, to the extent possible, the Entitlement A to the holders of Shares A in proportion to the nominal amount of their Shares A;

c.

thirdly, out of the remaining profits available for distribution, to the extent possible, an amount to the holders of Shares B and holders of Shares C in proportion to the nominal amount of their Shares B or Shares C, respectively, until they have received on a cumulative basis an amount equal to the Series B Liquidation Preference and/or the Series C Liquidation Preference, respectively;

d.

fourthly, out of the remaining profits available for distribution, to the extent possible, an amount to holders of Shares A in proportion to the nominal amount of their Shares A until they have received an amount equal to the Series A Liquidation Preference; and

e.	finally, the remaining profits available for distribution, to the Shareholders in proportion to the nominal amount of their Shares.

28.8	The General Meeting is authorised to resolve to charge amounts to be paid up on newly issued shares against any of the Company’s reserves, including share premium reserves.

28.9	For the purposes of calculating any distribution, shares held by the Company in its own capital shall not be included.

28.10

Notwithstanding the provisions of Article 28.2, Article 28.3 and Article 28.4 for the purposes of calculating the amount to be distributed on each share of a certain class, only the nominal value of such shares shall be taken into account. Article 28.2, Article 28.3, Article 28.4 and Article 28.7 may be derogated from with the consent of all Shareholders.

28.11	Unless the Board determines otherwise, distributions shall be payable immediately following the adoption of the resolution by the Board to make the relevant distribution.

28.12	A Shareholder’s claim under this Article 28 shall lapse after five years.

DISSOLUTION AND LIQUIDATION

Article 29

29.1	In the event of the Company being dissolved, the liquidation shall be effected by the Board, unless the General Meeting decides otherwise.

29.2	The General Meeting shall determine the remuneration of the liquidators.

29.3	To the extent possible, these Articles of Association shall remain in effect during the liquidation.

29.4	Any assets remaining after payment of all of the Company’s debts shall, first, to the extent possible, be applied to distribute in the following order:

a.

firstly, to each holder of Shares B and each holder of Shares C, on a pari passu basis, an amount equal to the number of Shares B or Shares C, respectively, held by such holder multiplied with the subscription price paid for such Shares B or Shares C, respectively (adjusted, as the case may be, for any dividend, share split, combination or other similar recapitalization with respect to such shares) plus any declared but unpaid Entitlement B and Entitlement C, respectively (the “Series B Liquidation Preference” in respect of the Shares B, the “Series B2 Liquidation Preference” in respect of Shares B2 and the “Series C Liquidation Preference” in respect of Shares C); and

b.

secondly, out of the remaining assets available for distribution, to each holder of Shares A, an amount equal to the number of Shares A held by such holder multiplied with the subscription price paid for such Shares A (adjusted, as the case may be, for any dividend, share split, combination or other similar recapitalization with respect to such shares) plus any declared but unpaid Entitlement A (“Series A Liquidation Preference”).

29.5

After application of Article 29.4, any remaining assets shall, to the extent possible, then be distributed to the Shareholders in proportion to the total nominal amount of their Shares, provided that (i) a holder of Shares B or a holder of Shares C shall not receive more than the Series B Liquidation Preference and the Series C Liquidation Preference, respectively, multiplied by three, less the amount(s) already received under Article 28.7(c), on its Shares B and Shares C, respectively, and (ii) a holder of Shares A shall not receive more than the Series B2 Liquidation Preference, multiplied by three, less the amount(s) already received under Article 28.7(d), on its Shares A. No distribution may be made to the Company in respect of shares held by it.

29.6

If the amount per Share B or Share C that would have been payable had all Preferred Shares been converted into Ordinary Shares (the “As-Converted Amount B “ in respect of Shares B and the “As-Converted Amount C” in respect of shares C) would be greater than the amount such holder of Shares B or holder of Shares C would receive under Article 29.4 and 29.5 per Share B or Share C, respectively, the holder of Shares B or holder of Shares C, shall receive, instead of three times its Series B Liquidation Prefence and/or three times its Series C Liquidation Preference, respectively, and taking into account Article 29.5, out of the assets remaining after payment of all of the Company’s debts an amount equal to the As-Converted Amount B multiplied with the number of Shares B and/or the As-Converted Amount C multiplied with the number of Shares C, held by such holder.

29.7

If, out of the remaining assets available for distribution after application of Article 29.6, the amount per Share A that would have been payable had all Preferred Shares been converted into Ordinary Shares (the “As-Converted Amount A”) would be greater than the amount such holder of Shares A would receive under Article 29.4 and 29.5 per Share A, the holder of such Shares A shall receive, instead of three times its Series A Liquidation Preference and taking into account Article 29.5, out of the assets remaining available after application of Article 29.6 an amount equal to the As-Converted Amount A multiplied with the number of Shares A held by such holder.

29.8

After application of Article 29.4 (with due observance to Article 29.5) and Article 29.6, in respect of the Shares B and Shares C, and after application of Article 29.4 (with due observance to Article 29.5) and Article 29.7, in respect of the Shares A, any remaining assets shall be distributed to the holders of Ordinary Shares in proportion to the nominal amount of their Ordinary Shares.

29.9

After the liquidation has been completed, the books, records and other information carriers of the Company shall be kept for the period prescribed by law by the person designated for that purpose in the resolution of the General Meeting to dissolve the Company. Where the General Meeting has not designated such a person, the liquidators shall do so.

FINAL STATEMENTS

Finally, the person appearing declared:

A.

that by means of this Deed four million eight hundred fifty thousand (4,850,000) ordinary shares in the capital of the Company, with a nominal value of one eurocent (EUR 0,01) each, numbered C-1 up to and including C-4,850,000, will be no longer be indicated with “C” and will be numbered 1 up to and including 4,850,000 without an indication; and

B.	that as evidenced by the Written Resolution, the person appearing has been authorised to execute this Deed.

The person appearing is known to me, civil law notary.

This Deed was executed in Amsterdam on the date mentioned in its heading.

After I, civil law notary, had conveyed and explained the contents of the Deed in substance to the person appearing, the person appearing declared to have taken note of the contents of the Deed, to be in agreement with the contents and not to wish them to be read out in full. Following a partial reading, the Deed was signed by the person appearing and by me, civil law notary.

(signatures follow)

ISSUED FOR TRUE COPY
by me, F.C. Kuipéri, candidate civil law notary, acting as deputy of W.H. Bossenbroek, civil law notary in Amsterdam, on this day 5 November 2020.
(Signed: F.C. Kuipéri)